UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LIN TV Corp.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

532774106

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532774106	13G

1.	NAMES OF REPORTING PERSONS Amalgamated Gadget, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

13G

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated September 15, 2008, as amended by Amendment No. 1 dated February 13, 2009, as amended by Amendment No. 2 dated February 11, 2010, as amended by Amendment No. 3 dated February 11, 2011 (the "Schedule 13G"), relating to the Class A Common Stock, $.01 Par Value (the "Stock"), of LIN TV Corp. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.  Ownership.

(a)-(b)

Reporting Person

Amalgamated

Amalgamated is not the beneficial owner of any shares of the Stock.

Controlling Persons

Scepter

Scepter is not the beneficial owner of any shares of the Stock.

Raynor

Raynor is not the beneficial owner of any shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒.

Item 10 is hereby amended and restated in its entirety as follows:

Item 10.  Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2012

AMALGAMATED GADGET, L.P.
By: Scepter Holdings, Inc., its general partner

By: /s/ Brandon Teague
Brandon Teague, Director of Trading